BECTON, DICKINSON AND COMPANY

1 Becton Drive

Franklin Lakes, New Jersey 07414

April 13, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Nicholas P. Panos

Re:	Becton, Dickinson and Company Registration Statement filed on Form S-4 File No. 333-203013 Filed March 26, 2015

Dear Mr. Panos:

Set forth below is the supplement to our response letter, dated April 9, 2015, to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated April 8, 2015 (the “Comment Letter”), relating to the Registration Statement on Form S-4 (the “Form S-4”) filed by Becton, Dickinson and Company (the “Company”) on March 26, 2015, as amended by Amendment No. 1 to Form S-4, filed by the Company on April 9, 2015. This supplemental letter is delivered in response to oral comments, received from the Staff on April 10, 2015, with respect to Question 2 of the Comment Letter, reproduced in italics below to facilitate your review. The heading and numbered paragraph of this supplemental letter correspond to the heading and numbered paragraph contained in the Comment Letter.

Q: What are the consequences of not participating in the exchange offers and consent solicitations at all?, page 2

1.

We noticed the disclosure that “if the proposed amendments to the CareFusion Indentures have been adopted, the amendments will apply to all CareFusion Notes that are not acquired in the exchange offers, even though the holders of those CareFusion Notes did not consent to the proposed amendments” and that “[t]hereafter, all such CareFusion Notes will be governed by the relevant CareFusion Indenture as amended by the proposed amendments, which will have less restrictive terms and afford reduced protections to the holders of those securities…” The consent solicitation regarding the proposed amendments to the indentures, and the amendments themselves, if adopted, appear to constitute the offer and issuance of a new security, respectively. The solicitation that seeks to

Nicholas P. Panos

Securities and Exchange Commission

April 13, 2015

modify the indentures and corresponding potential subsequent issuance of securities without the cited protections, however, have not been transactions registered under the Securities Act of 1933. Please provide us with a legal analysis as to whether or not the consent solicitation and proposed changes if implemented constitute the offer and sale of a new security.

The Company respectfully advises the Staff that it does not believe the consent solicitations regarding the proposed amendments (the “Proposed Amendments”) to the CareFusion Indentures governing the CareFusion Notes or the Proposed Amendments themselves, if implemented, would result in detrimental changes that would fundamentally change the nature of the investment in the CareFusion Notes and constitute an offer or sale of a new security. The Proposed Amendments represent modifications of certain contractual provisions, made in accordance with the procedures provided for in the CareFusion Indentures and the existing terms of the CareFusion Notes with the requisite consent of holders of a majority in aggregate principal amount of the notes; none of the modifications alter the basic financial terms, basic nature or economic substance of the existing CareFusion Notes.

Whether the adoption and implementation of the Proposed Amendments would result in the creation of a new security turns on whether the particular changes in the terms of the CareFusion Indentures and the CareFusion Notes fundamentally change the nature of the investment, as opposed to amendments that adjust contractual rights of a lesser magnitude. The standard for a “fundamental change in the nature of an investment” in Staff no action letters has consistently focused on whether the amendments would significantly alter the financial terms or basic nature of the existing securities. For example, in Leasco Corp., the Staff took a no action position in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be “characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security,” that the changes “will not affect the provisions of the Indenture relating to the payment of principal and interest, interest rate, interest payment date, maturity date, redeemability or the sinking fund provisions” and that “no change in the form of Debenture will be required by the amendment to the Indenture, an indication that the change is not being made to a term considered most essential by the holders of Debentures.”1 Additionally, in Eaton Corp., the Staff took a no action position, without passing upon the question of whether there was a new security, in response to a request asserting that the elimination of covenants restricting funded debt and indebtedness of restricted subsidiaries in exchange for an increase in the interest rate from 4-3/8% to 4-7/8% and the addition of a cross-default provision relating to its other existing debt “can be characterized as an adjustment of contractual rights as compared with modifications constituting

[1]

Leasco Corp., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2927 (Sept. 22, 1982); see also Sonderling Broadcasting, Inc., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 2524, at *3-*4 (March 23, 1979) (without passing on whether new security exists, the Staff took a no-action position with respect to modification of stock repurchase limitation in connection with merger where the request asserted that the changes “will not affect the provisions of the Indenture relating to payment of principal and interest on the Debentures nor will it affect the interest rate, interest payment or maturity date, or the sinking fund provision applicable to the Debentures [nor] require any change in the form of Debenture”).

Nicholas P. Panos

Securities and Exchange Commission

April 13, 2015

a change in the basic nature of the security, except with respect to the proposed change in the interest rate, which is comparatively small.”2 The Staff also took a no action position in Northwest Mutual Life Mortgage Realty Investors in response to a request asserting that the elimination of the requirement that the issuer continue to qualify as a real estate investment trust, thus permitting a new issuer to assume the obligations of the notes in connection with the acquisition of the original issuer, did not change “the maturity date, interest rates, redemption or priority or any other terms of the Notes.”3

Staff no-action letters have also permitted waivers of covenant defaults4 and modifications of covenants restricting dividends, stock repurchases and other payments,5 covenants governing the incurrence or maintenance of indebtedness,6 covenants to maintain minimum net worth,7 covenants restricting dispositions of assets or sale and leaseback transactions8 and covenants requiring an issuer to comply with certain laws.9 Notably, the Staff has taken a no action position, without passing upon the question of whether there is a new security, with respect to an increase to the interest rate and broad modifications of nearly every covenant in a particular indenture, including the modifications of covenants limiting incurrence of secured debt, limiting funded debt of restricted subsidiaries, limiting financing leases, restricting asset dispositions and restricting consolidation, merger or sale of substantially all assets, where the request asserted that such amendments “constitute only a modification of contractual provisions contained in the Indentures, made in accordance with the procedures provided in the Indentures [and while] certain covenants would be amended and the interest rates increased, no change would be made in the maturity dates or in the priority of the Notes or the Debentures.”10

[2]	Eaton Corp., SEC No-Action Letter, 1981 SEC No-Act. LEXIS 2905, at *1 (Dec. 30, 1980).
[3]	Northwest Mutual Life Mortgage Realty Investors, SEC No-Action Letter, 1982 SEC No-Act. LEXIS 3231, at *1 (Nov. 22, 1982).
[4]	See, e.g., Tennessee Forging Steel Corp., SEC No-Action Letter, 1977 SEC No-Act. LEXIS 100, at *2 (Dec. 21, 1976).
[5]	See, e.g., Electronic Memories and Magnetics Corp., SEC No-Action Letter, 1984 SEC No-Act. LEXIS 2735, at *1 (Oct. 16, 1984) (without passing on whether modification created new security, the Staff permitted modification of covenant restricting dividends and other payments); Macmillian, Inc., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 1914, at *1 (Jan. 22, 1982) (without passing upon question of whether “sale or offer” of new security is involved, the Staff permitted waiver of dividend and restricted payments tests); Susquehanna Corp., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 3070, at *3 (June 29, 1979) (modification of covenant restricting “stock payments”); Sheraton Corp., SEC No-Action Letter, 1978 SEC No-Act. LEXIS 2237, at *3 (Nov. 24, 1978) (modification of covenant restricting dividends and other payments to permit repayment of $170 million of contributions to corporate parent); Lockheed Aircraft Corp., SEC No-Action Letter, 1975 SEC No-Act. LEXIS 231, at *5-*6 (Jan. 14, 1975) (modification of stock repurchase limitations in connection with financial restructuring).
[6]	See, e.g., Eaton Corp., (Dec. 30, 1980), supra; J. Ray McDermott & Co., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 3418, at *3 (Sept. 10, 1979) (modification of covenants which limit funded indebtedness).
[7]	See, e.g., Tennessee Forging Steel Corp., supra, at *4 (waiver of covenant to maintain consolidated net worth).
[8]	See, e.g., Eaton Corp., SEC No-Action Letter, 1979 SEC no-Act. LEXIS 3315, at *2 (Aug. 27, 1979) (modification of covenant restricting sale and leaseback transaction).
[9]	See, e.g., Columbus and S. Ohio Elec. Co., SEC No-Action Letter, 1973 SEC No-Act. LEXIS 1464, at *1 (Feb. 9, 1973) (elimination of covenant requiring compliance with federal and state laws).
[10]	See, e.g., Time, Inc., SEC No-Action Letter, 1983 SEC No-Act. LEXIS 3061, at *1 (Aug. 12, 1983) (modifications of covenants limiting incurrence of secured debt, limiting funded debt of restricted subsidiaries, limiting financing leases, restricting asset dispositions and restricting consolidation, merger or sale of substantially all assets; SEC staff stated that it did not pass on new security question).

Nicholas P. Panos

Securities and Exchange Commission

April 13, 2015

Additionally, if the consent of each of the holders of the CareFusion Notes were required, the Staff’s analysis might suggest that adoption of the Proposed Amendments could be deemed to create a new security.11 For example, in Magic Marker Corp.,12 the issuer proposed to extend the maturity date of the notes by ten years, which would have required the unanimous consent of the holders. The Staff expressed the view in its letter refusing to grant no-action relief that the indenture modification would result in the issuance of new securities. The Staff took a similar position in Allied-Carson Corp.,13 where unanimous consent of the holders was required to extend the maturity and increase the interest rate of certain bonds. On the other hand, in Wilson Foods Corp.,14 where the issuer sought to shorten the maturity date of certain of its debentures, the Staff granted no-action relief. Unlike in Magic Marker, the indenture governing the Wilson Foods Corp. debentures did not require unanimous consent to make such a change. Similarly, the Staff has also consistently taken the position that mandatory redemption obligations may be changed if such changes require less than unanimous consent of the holders.15 For example, in IDS Realty Trust, the issuer proposed to terminate its obligation to fund what was, in essence, a sinking fund.16 Although such an amendment constituted an adverse change to a payment term, the indenture did not require unanimous consent to make the change. As such, the Staff, without passing on the question of whether a new security was involved, granted no-action relief.17 As

[11]	See Bryant B. Edwards and Jon J. Bancone, Modifying Debt Securities: The Search for the Elusive “New Security” Doctrine, Business Lawyer, February, 1992 (noting that the Staff maintains a long-established position that “the new security doctrine does not apply to modifications of debt securities that require less than unanimous consent”).
[12]	Edwards and Bancone, supra, at 596, discussing the Magic Marker Corp. SEC No-Action Letter available on June 30, 1971.
[13]	Allied-Carson Corp., SEC No-Action Letter, [1975-1976 Transfer Binder] Fed.Secl.L.Rep. (CCH) 60,434 (February 12, 1976). As Edwards and Bancone note, the facts surrounding the Allied Carson request are not clear from the no-action letter request. Most importantly, the “letter does not state whether the maturity extension required the consent of each affected bondholder.” Edwards and Bancone, supra.
[14]	Wilson Foods Corp., SEC No-Action Letter, 1984 SEC No-act LEXIS 2415 (Aug. 6, 1984).
[15]	Edwards and Bancone, supra.
[16]	IDS Realty Trust, SEC No-Action Letter. [1975-1976 Transfer Binder] Fed.Sec.L.Rep. (CCH) ¶ 80,555 (May 17, 1976).
[17]

See also PLM Co., SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2426, at * 1 (Aug. 12, 1987) (increase in interest rate by up to half a percent in consideration of waiver of merger covenant); Alabama Gas Corp., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2237, at *1 (Aug. 9, 1982) (increase in interest rate by up to one percent in consideration of relaxation of covenants regarding replenishment of collateral); NCNB Corp., SEC No-Action Letter, 1982 SEC No- Act. LEXIS 2108, at *1 (Feb. 10, 1982) (increase in interest rate by 1/2 % in consideration of modifications of certain financial covenants); J. Ray McDermott & Co., SEC No-Action Letter, 1979 SEC No-Act. LEXIS 3418, at *2 (Sept. 10, 1979) (increase in interest rate by half a percent in consideration of modification of covenant limiting funded indebtedness and certain other definitions); Susquehanna Corp., SEC No- Action Letter, 1979 SEC No-Act. LEXIS 3070, at *3 (June 29, 1979) (increase in interest rate by one and a half percent in consideration of modification of dividend covenant); Sheraton Corp., SEC No-Action Letter, 1978 SEC No-Act. LEXIS 2237, at *3 (Nov. 24, 1978) (increase in interest rate of half a percent in consideration of modification of dividend covenant); Continental Group, Inc., SEC No-Action Letter, 1978 SEC No-Act. LEXIS 872, at *2 (Feb. 15, 1978) (increase in interest rate in consideration of modification of financial covenants).

Nicholas P. Panos

Securities and Exchange Commission

April 13, 2015

noted in a relevant legal article,18 the only conceptual difference between cases like Magic Marker, on the one hand, and Wilson Foods Corp. and IDS Realty Trust, on the other, is the requirement of consent of each bondholder in those cases where the amendment to the payment term was deemed to be a new security.

Here, the CareFusion Indentures provide, and the prospectus disclosure for the original issuances of the CareFusion Notes discloses, that such indentures may be amended, with the consent of holders of at least a majority in aggregate principal amount of the notes, to change or eliminate covenants (except for financial terms, such as the interest rate, interest payment dates, maturity date, optional redemption provisions and obligation to pay). As stated above, the Proposed Amendments represent modifications of certain contractual provisions, made in accordance with the procedures provided for in the CareFusion Indentures and the existing terms of the CareFusion Notes with the requisite consent of holders of a majority in aggregate principal amount of the notes; none of the modifications alters the basic financial terms, basic nature or economic substance of the existing CareFusion Notes.19 The CareFusion Notes will retain the same interest rate, interest payment dates, maturity dates, optional redemption provisions, sinking fund provisions, ranking and obligations to pay principal and interest as originally in effect prior to the implementation of the Proposed Amendments. The CareFusion Notes will also maintain the same issuer and be governed by the same indentures that governed the CareFusion Notes, as modified by the Proposed Amendments, and will not be re-issued under a new indenture nor require an amendment to the form of the CareFusion Notes themselves.

In addition, we note that the analysis of the Proposed Amendments is unaffected by the fact that the holders of the CareFusion Notes will receive a cash payment in return for the consents provided in the consent solicitations, since it is the nature of the Proposed Amendments themselves, not the fact that the holders will receive a cash payment, which determines whether there is a fundamental change in the CareFusion Notes resulting in the creation of a new security.20 Further we note that a consent solicitation to eliminate or reduce restrictive covenants, without the filing of a Securities Act registration statement for the amended notes, has been a common practice among issuers of debt securities for many years.

[18]	Edwards and Bancone, supra.
[19]	In this regard, our view that the Proposed Amendments do not result in a new security is consistent with the relevant judicial case law. For example, in SEC v. Associated Gas & Electric Co., et. al., 24 F. Supp. 795 (S.D.N.Y. 1938), the modifications were to the basic financial terms of the debt securities, such as an increase in the interest rate and an extension of the maturity date, which led the court to conclude that new securities were effectively being issued. As we noted, the Proposed Amendments would not change such basic financial terms of the CareFusion Notes or any other terms such that the nature of the investment in the CareFusion Notes has fundamentally changed.
[20]	See, e.g., Kass v. Eastern Air Lines, Inc, Del. Ch. CA. No. 8700, 1986 WL 13008, Allen, C. (Nov. 14. 1986) (denying motion for preliminary injunction to enjoin cash payments offered to each debenture holder in exchange for consent to proposed amendments to an indenture).

Nicholas P. Panos

Securities and Exchange Commission

April 13, 2015

As a result, the Company respectfully submits that the consent solicitations and implementation of the Proposed Amendments would not constitute the offer or sale of a new security.

*            *             *

Nicholas P. Panos

Securities and Exchange Commission

April 13, 2015

If you have any questions with respect to the foregoing, please contact me at (201) 847-3223.

Very truly yours,

Becton, Dickinson and Company

By:	/s/ Jeffrey S. Sherman
Jeffrey S. Sherman
Senior Vice President and General Counsel

cc:	Paul T. Schnell
Laura Kaufmann Belkhayat
Skadden, Arps, Slate, Meagher & Flom LLP